Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W., Suite 500 Washington, DC 20036 Telephone 202.822.9611 Fax 202.822.0140 www.stradley.com

Christopher J. Zimmerman

czimmerman@stradley.com

(202) 419-8402

May 16, 2018

VIA EDGAR

Dominic Minore, Esq.

Ken Ellington

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	NexPoint Latin American Opportunities Fund

Registration Statement on Form N-2

File Nos. 333-210386 and 811-23153

Messrs. Minore and Ellington:

On behalf of the NexPoint Latin American Opportunities Fund (the “Fund”), please find transmitted herewith for filing Pre-Effective Amendment No. 3 (“Amendment 3”) to the Fund’s Registration Statement on Form N-2 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”), in accordance with the Securities Act of 1933, as amended, and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder.

The Amendment is being filed, in part, in response to the oral comments of the Commission’s staff (the “Staff”) provided on March 23, 2018 by Ken Ellington, and on April 18, 2018 by Dominic Minore. References to page numbers (other than in headings taken from the Staff’s comments) are to pages of the Prospectus (the “Prospectus”), as revised and included in the Amendment.

On behalf of the Fund, we respond to the specific comments of the Staff as follows:

Mr. Minore’s Comments

1.	With respect to the Fund’s investment in issuers from Latin America, the disclosure states that, “Latin America includes all countries located in Central and South America, as well as the Spanish-speaking islands of the Caribbean and Puerto Rico, with a focus on the following countries: Argentina, Brazil, Chile, Colombia, Ecuador, Guatemala, Mexico, Peru, Panama and Venezuela.” The phrase “Spanish-speaking islands” is ambiguous. Certain islands could have a large Spanish-speaking population, but may not be considered to be predominately Spanish-speaking islands. Please clarify.

May 16, 2018

Response: The Fund has revised its disclosure on the Prospectus cover page, pages 1 and 15 of the Prospectus, and page S-2 of the Statement of Additional Information (the “SAI”) to now read:

Latin America includes all countries located in Central and South America, as well as the islands of the Caribbean whose official language is Spanish and Puerto Rico, with a focus on the following countries: Argentina, Brazil, Chile, Colombia, Ecuador, Guatemala, Mexico, Peru, Panama and Venezuela.

2.	In the section, “Investment Adviser and Fees,” the disclosure states that organizational and initial offering expenses are, “those expenses incurred by the Trust in order to permit the Trust to be declared effective by the Securities and Exchange Commission and to commence operations.” The SEC staff believes that the phrase, “to be declared effective by the Securities and Exchange Commission,” is imprecise.

Response: The Fund has revised its disclosure on pages 4, 13 and 60 of the Prospectus, as well as page S-26 of the SAI, to now read:

In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed (other than organizational and initial offering expenses, which are those expenses incurred by the Fund prior to the commencement of the offering of Fund shares)…

3.	The Fund’s disclosure states that, “[i]n consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed (other than organizational and initial offering expenses, which are those expenses incurred by the Trust in order to permit the Trust to be declared effective by the Securities and Exchange Commission and to commence operations),” subject to certain limitations, including that “the reimbursement may not be made if it would cause the Expense Limitation as of the time of waiver to be exceeded.” Please revise the disclosure to explain how the limitation will be applied, specifically disclosing that: (i) the Fund must be able to make the repayment to the Adviser without exceeding the net expense ratio in place at the time such amounts were waived or reimbursed; and (ii) the Fund must be able to make the repayment to the Adviser without exceeding the Fund’s net expense ratio that is in place at the time repayment is sought.

Response: The Fund has revised its disclosure on pages 4, 13 and 60 of the Prospectus and page S-26 of the Statement of Additional Information (“SAI”) to the following:

In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed (other than organizational and initial offering expenses, which are those expenses incurred by the Fund prior to the commencement of the offering of Fund shares) to the extent that: (1) the reimbursement for fees and expenses will be made only if payable not more than three years from the date on which such fees are foregone or expenses are incurred by the Adviser; and (2) such recoupment does not cause the Fund’s ordinary operating expenses plus recoupment to exceed the Expense Limitation in effect at the time the expenses were paid or waived or any expense limitation in effect at the time of recoupment.

May 16, 2018

4.	In the section, “Investment Adviser and Fees,” the Fund’s disclosure states that, “The Expense Limitation Agreement will remain in effect at least until one year after the effective date of this registration statement, unless and until the Board approves its modification or termination.” Please revise this reference to “one year after the date of the prospectus.”

Response: The Fund has revised as requested.

5.	In footnote 1 to the Fees and Fund Expenses table, the disclosure states that, “[t]he amounts shown in the table assume that the registration statement of which this prospectus forms a part is declared effective by the SEC and that the Fund sells $100.0 million worth of its shares of beneficial interest during the twelve months following effectiveness of the registration statement.” In your response, please explain the basis for the Fund’s belief that it will sell $100.00 million worth of its shares of beneficial interest during the twelve month period immediately following effectiveness. In addition, please confirm that the Fund will update the Fee Table and other prospectus disclosures during its continuous offering if it does not achieve $100.00 million in sales during the twelve months following effectiveness, and if such a difference would materially impact the Fee Table and Example presentations.

Response: The Fund’s belief that it can sell an amount of shares worth $100.00 million is based on prior experience with programs managed by the Adviser and its affiliates that engaged Highland Capital Funds Distributor, Inc. (the “Distributor”) to raise capital on their behalf. In 2017, the Distributor raised approximately $1.1 billion in assets across its retail platforms and has grown its national accounts team to expand selling opportunities.

The Fund also confirms that it will update the Fee Table and other prospectus disclosures during its continuous offering if it does not achieve $100.00 million in sales during the first twelve months following effectiveness, and if such a difference would materially impact the Fee Table and Example presentations.

6.	In the section, “Conflicts of Interest,” with respect to “Participation in Creditor Committees, Underwriting and Other Activities,” the disclosure states, “[i]n such circumstances, the Adviser may take positions on behalf of itself or its affiliates that are adverse to the Fund’s interests.” Please explain who will represent the interests of the Fund in such circumstances in consideration of the Adviser’s fiduciary duties to the Fund, including with respect to conflicts of interest.

Response: The Fund has revised the above-reference sentence as follows:

In such circumstances, the Adviser and/or any of its affiliates may invest in different parts of an issuer’s capital structure, which may give rise to conflicts. See “Structural Risks - Substantial Conflicts of Interest”.

In addition, the Fund has partially revised its disclosure on page 41 of the Prospectus, which now reads:

Conflicts may arise in cases when clients and/or the Adviser and other affiliated entities invest in different parts of an issuer’s capital structure, including circumstances in which one or more clients own private securities or obligations of an issuer and other clients may own public securities of the same issuer…In the event of conflicting interests within an issuer’s capital structure, Highland

May 16, 2018

will generally pursue the strategy that Highland believes best reflects what would be expected to be negotiated in an arm’s length transaction with due consideration being given to Highland’s fiduciary duties to each of its accounts (without regard to the nature of the accounts involved or fees received from such accounts)…The recommended course of action will be presented to the conflicts committee for final determination as to how to proceed.

The Adviser believes that the practices outlined above are sufficient to protect the interests of the Fund, should a potential conflict arise between the Adviser and the Fund.

7.	Although the SEC staff notes that previous changes were made in response to a Staff comment, in the “Fundamental Policies” section, please revise fundamental policy no. 5 with respect to concentration to reflect that the policy applies to a “group of industries,” and not “groups of industries.” (emphasis added)

Response: The Fund has revised as requested.

8.	In the section, “Non-Principal Investment Strategies,” with respect to “Other Investment Companies” on page S-4, the disclosure states that, “[t]he Fund does not consider investments in other RICs for purposes of satisfying its 80% asset test described under ‘Investment Objectives and Policies.’” Please confirm that RICs will be included in the 20% bucket. If not, note that it is Staff’s position that, to the extent that the Fund has access to the holdings of the underlying investment company, the Fund should consider such holdings for purpose of determining compliance with the 80% test. This comment also applies to determining compliance with the Fund’s concentration policy.

Response: The Fund confirms that investments in RICs are included in the 20% bucket, unless the Fund has access to the underlying holdings of the RIC and is able to determine whether such holdings are Latin American Securities for purposes of the 80% Policy.

The Fund has revised its disclosure on page S-4 to be consistent with the above.

9.	A footnote to Ethan Powell indicates that, prior to December 8, 2017, Mr. Powell was treated as an Interested Trustee of the Trust for all purposes other than compensation and the Trust’s code of ethics. Please explain why Mr. Powell now qualifies as an Independent Trustee, and whether he has any financial ties or affiliations with any Highland entity that would be inconsistent with that position.

Response: Prior to December 8, 2017, Mr. Powell was deemed an Interested Trustee because he was previously the Chief Product Strategist for Highland Capital Management Fund Advisors, L.P. (“HCMFA”), an affiliate of NexPoint Advisors, L.P. (“NexPoint”), an officer of the funds advised by HCMFA and NexPoint, and a Portfolio Manager of a fund advised by HCMFA. However, Mr. Powell formally resigned from each of these positions on December 8, 2015, and only retains his position as Chairman of the Board of Trustees. Additionally, Mr. Powell separately advises his own series of investment companies and no longer provides services to, or receives compensation from, HCMFA or NexPoint. Compensation with respect to the Fund is through Mr. Powell’s role as Independent Chairman. Given the amount of time that has passed (more than two years), Mr. Powell is no longer considered an Interested Trustee under Section 2(a)(9) of the Investment Company Act of 1940.

May 16, 2018

10.	In the section, “Investment Advisory and Other Services,” on page S-26, the disclosure excludes the expenses payable by the Fund under the Sub-Administration Agreement with State Street Bank & Trust Company. Please confirm that this is consistent with prior disclosure.

Response: The Fund so confirms. The Fund has also revised all relevant disclosures in the Amendment to be consistent with the Expense Limitation Agreement filed herewith.

11.	In the section, “Conflicts of Interest,” on page S-26, the disclosure states, “Set out below are practices that the Adviser may follow.” Please explain the exceptions to the practices that the Adviser will employ in the following scenarios.

Response: The Fund has revised its disclosure to remove the statement and the implication that the Fund will act differently under varying circumstances.

Mr. Ellington’s Comments

12.	The Fund has indicated in the Prospectus that it may engage in short sales of securities. Please update the Fee Table to include “Dividend Expenses on Short Sales.”

Response: Although the Fund may engage in short sales of securities, it is not anticipated that expenses related to such transactions will exceed one basis point. Therefore, the Fund has not updated the Fee Table.

13.	Please confirm that Acquired Fund Fees and Expenses (“AFFE”) are estimated to be less than one basis point. The Staff notes that the strategy of the Fund includes reference to business development companies (“BDCs”), which commonly have high expense ratios.

Response: Although the Fund may invest in BDCs, it is not anticipated that the Fund will purchase BDCs initially. As such, the Fund expects its AFFE will be less than one basis point.

14.	In footnote 9 to the Fee Table, please include the expense limitation for each relevant share class and ensure that the footnote otherwise matches the Expense Limitation Agreement.

Response: The Fund has updated footnote 9 to be consistent with the revised Expense Limitation Agreement filed herewith. The revised agreement clarifies that distribution and shareholder servicing fees are not included in the Expense Limitation. As a result, the Expense Limitation is uniform across all share classes of the Fund at 1.75%.

15.	Please amend the Expense Limitation Agreement to reflect Class L shares, or explain why Class L shares are not included.

Response: The Fund has filed with Amendment 3 a revised Expense Limitation Agreement, which applies to the Fund and each of its share classes.

16.	In footnote 9 to the Fee Table, the disclosure currently states that, “the reimbursement may not be made if it would cause the Expense Limitation as of the time of the waiver to be exceeded.” The Staff notes that the reimbursement should also not be made if it would cause the Expense Limitation, as of the time of recoupment, to be exceeded. Please add relevant disclosure where applicable.

May 16, 2018

Response: As referenced above in response 3, the Fund has revised the disclosure to now read: “the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed (other than organizational and initial offering expenses, which are those expenses incurred by the Fund prior to the commencement of the offering of Fund shares) to the extent that: (1) the reimbursement for fees and expenses will be made only if payable not more than three years from the date on which such fees are foregone or expenses are incurred by the Adviser; and (2) such recoupment does not cause the Fund’s ordinary operating expenses plus recoupment to exceed the Expense Limitation in effect at the time the expenses were paid or waived or any expense limitation in effect at the time of recoupment.” The Fund has also revised the disclosures on pages 4 and 60 of the Prospectus, and page S-26 of the Statement of Additional Information.

17.	The Staff notes that there are contingent deferred sales charges (“CDSCs”) on certain share classes. Please revise the Example section to include the effects of any CDSCs on these share classes.

Response: The Fund has revised the Example section to properly denote the effects of CDSCs on Class C shares.

18.	The Expense Limitation Agreement states, “[t]he Adviser shall be entitled to recoup from the Trust the amount of such Excess Expenses during the Recoupment Period to the extent that such recoupment does not cause the Trust’s Ordinary Operating Expenses plus recoupment to exceed the Expense Limitation.” Please revise the Expense Limitation Agreement to indicate that the recoupment may not be made if it would cause the Expense Limitation, as of the time of the waiver or as of the time of the payment, to be exceeded.

Response: The Fund has revised the Expense Limitation Agreement to reflect that the recoupment may not be made if it would cause the Expense Limitation, as of the time of the waiver or as the time of the payment, to be exceeded.

19.	The recoupment period appears to be longer than three years, as the Expense Limitation Agreement states it is for “a period not to exceed three years from the end of the fiscal quarter.” The Staff’s position is that the recoupment period should end no later than three years from the date of the waiver or reimbursement. This allows a fund to avoid immediately recording a liability for the amount of the potential repayment. The Staff believes that, over a longer time period, it is more probable that a fund would repay expenses previously waived, in which case, a fund would need to book a liability for any waived expenses to be remitted to the Adviser. The Staff also believes that potential recoupment amounts cannot be rolled forward indefinitely unless recorded as a liability. See ASC 450, “Contingencies” (paragraph 8) and FASB Concepts Statement No. 6, “Elements of Financial Statements.”

Response: The Fund has revised the Expense Limitation Agreement to reflect that the recoupment period is not more than three years from the date of the waiver or the reimbursement.

20.	Please confirm whether the Fund intends to invest in CLO Equities. If the Fund so intends, please confirm that the Fund will comply with the requirements set forth in ASC-325-40, “Beneficial Interest in Security Financial Assets,” and use the effective yield method of accounting.

May 16, 2018

Response: The Fund may invest in CLO Equities. If the Fund enters into a CLO Equities position, it will use the effective yield method of accounting set forth in ASC-325-40, “Beneficial Interest in Security Financial Assets.”

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If you have any questions, please do not hesitate to contact me at (202) 419-8402 or, in my absence, Eric Purple at (202) 507-5154.

Sincerely,

/s/ Christopher J. Zimmerman
Christopher J. Zimmerman, Esq.

cc:	Eric Purple